SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 3)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
MIRANT CORPORATION
(Name of Subject Company (Issuer))
MIRANT CORPORATION
(Names of Filing Persons (Issuer and Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
60467R100
(CUSIP Number of Class of Securities)
S. Linn Williams
Executive Vice President & General Counsel
Mirant Corporation
1155 Perimeter Center West
Atlanta, Georgia 30338
(678) 579-5000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
John J. Kelley III
King & Spalding
1180 Peachtree Street
Atlanta, Georgia 30309
(404) 572-4600
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,247,000,000	$133,429
     * Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 43,000,000 shares of common stock at the maximum tender offer price of $29.00 per share.
     ** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.
     ☑ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $133,429	Filing Party: Mirant Corporation
Form or Registration No.: Schedule TO/005-78781	Date Filed: July 12, 2006
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transaction to which the statement relates:
     ☐   third party tender offer subject to Rule 14d-1.
     ☑   issuer tender offer subject to Rule 13e-4.
     ☐   going private transaction subject to Rule 13e-3.
     ☐   amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE
     This Amendment No. 3 (“Amendment No. 3”) supplements and amends the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by Mirant Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 12, 2006, relating to its offer (the “Offer”) to purchase up to 43,000,000 shares of its common stock, par value $0.01 per share, at a price not greater than $29.00 nor less than $25.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated July 12, 2006 (as amended, the “Offer to Purchase”), and the related Letter of Transmittal (as amended, the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEMS 1-11.
Summary Term Sheet—What are the significant conditions to the Offer?
     The following is added at the end of the second bullet point item in this section:
     “Legal restrictions on distribution include capital adequacy provisions of local law applicable to our subsidiaries that limit the size of distributions. Contractual restrictions include covenants in our subsidiaries’ credit agreements which impose financial requirements effectively limiting the size of distributions. Legal or contractual restrictions could prevent the distribution of these amounts to us if, for example, a subsidiary that is expected to make a distribution were required to expend or reserve cash as a result of an event or contingency arising prior to the Expiration Time. The Company is not aware of any circumstances that would prevent distribution of these amounts to us for use in the Offer or that would otherwise prevent the satisfaction of the financing condition.”
Section 2 “Purpose of the Tender Offer; Certain Effects of the Tender Offer”
     The following is added after the first paragraph in this section:
     “A primary purpose of the Offer is to utilize excess cash on hand at the Company by returning such excess cash to stockholders. The Offer was incorporated into the Company’s recently announced strategic plan because the Board of Directors determined that this use of the Company’s available cash is in the best interests of the Company’s stockholders. Of the $740 million now expected to be distributed to Mirant Corporation by Mirant Asia-Pacific Limited, approximately $125 million represents currently restricted cash balances that will be made available upon the consummation of the Mirant Asia-Pacific Loan Facility, and approximately $255 million represents net proceeds from the Mirant Asia-Pacific Loan Facility, with the remaining $360 million comprised of cash to be distributed to Mirant Asia-Pacific Limited by other subsidiaries and cash on hand at Mirant Asia-Pacific Limited.”
Section 3 “Procedures for Tendering Shares”
     In the fourth paragraph under the heading “Tendering Stockholders’ Representations and Warranties; Our Acceptance Constitutes an Agreement,” item (4) is amended to read as follows:
“(4) such stockholder has read this Offer to Purchase;”
     The paragraph under the heading “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects,” is revised as follows:

“All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any conditions of the Offer with respect to all stockholders or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder whether or not we waive similar defects or irregularities in the case of other stockholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.”
Section 4 “Withdrawal Rights”
     The following is inserted immediately after the second paragraph of this section:
“If a stockholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the stockholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.”
     The first sentence of the sixth paragraph of this section is revised as follows:
     “We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal.”
Section 7 “Conditions of the Tender Offer”
     The following is added at the end of the second bullet point item in this section:
     “Legal restrictions on distribution include capital adequacy provisions of local law applicable to our subsidiaries that limit the size of distributions. Contractual restrictions include covenants in our subsidiaries’ credit agreements which impose financial requirements effectively limiting the size of distributions. Legal or contractual restrictions could prevent the distribution of these amounts to us if, for example, a subsidiary that is expected to make a distribution were required to expend or reserve cash as a result of an event or contingency arising prior to the Expiration Time. The Company is not aware of any circumstances that would prevent distribution of these amounts to us for use in the Offer or that would otherwise prevent the satisfaction of the financing condition.”
     In addition, the last sentence of this section is deleted.
Section 9 “Source and Amount of Funds”
     The following text is deleted from the first paragraph in this section:
     “While Mirant Asia-Pacific Limited has obtained a $700 million commitment from Credit Suisse, Singapore Branch (“Credit Suisse”), for this facility pursuant to a commitment letter, as amended and restated on July 10, 2006 (the “Commitment Letter”), this commitment is contingent on the satisfaction of various conditions, as further described below. Accordingly, the Offer will be subject to the ability to borrow under this facility, in addition to the other conditions described in Section 7.”
     The heading “Commitment Letter” and the text thereunder is deleted.

     The sentence following the heading “$700 Million Mirant Asia-Pacific Loan Facility” is deleted, and is replaced with the following:
     “On July 31, 2006, we entered into the Mirant Asia-Pacific Loan Facility with Credit Suisse, Singapore Branch (“Credit Suisse”). The following summary of the material terms of the Mirant Asia-Pacific Loan Facility is qualified in its entirety by the terms of the definitive agreements governing the Mirant Asia-Pacific Loan Facility, which are filed as exhibits (b)(2) and (b)(3) to our Issuer Tender Offer Statement on Schedule TO and which are incorporated herein by reference. The following summary may not contain all of the information about the financing that is important to you. We encourage you to read the definitive agreements carefully and in their entirety.”
     The words immediately following the heading “Conditions Precedent to the Mirant Asia-Pacific Loan Facility.” are amended to read as follows: “The availability of the Mirant Asia-Pacific Loan Facility is and will be subject to conditions precedent, including:”
Section 15 “Material United States Federal Income Tax Consequences”
     The fourth paragraph in this section is deleted.
Summary Term Sheet—How will the Company pay for the shares?
Section 9, “Source and Amount of Funds,” first paragraph
In each of the above-referenced Sections where the Company stated that:
•	the Company intends to pay for the shares tendered in the Offer and related expenses with approximately $360 million of cash on hand at Mirant Corporation and approximately $890 million of distributions from certain of our subsidiaries, including approximately $175 million and $680 million to be distributed from Mirant Americas Generation, LLC and Mirant Asia-Pacific Limited, respectively, as well as approximately $35 million from other subsidiaries, such statements are hereby amended as follows:
•	the Company intends to pay for the shares tendered in the Offer and related expenses with approximately $300 million of cash on hand at Mirant Corporation and approximately $950 million of distributions from certain of our subsidiaries, including approximately $175 million and $740 million to be distributed from Mirant Americas Generation, LLC and Mirant Asia-Pacific Limited, respectively, as well as approximately $35 million from other subsidiaries.
Summary Term Sheet—What are the significant conditions to the Offer?
Section 7, “Conditions to the Tender Offer,” second bullet-point item
In each of the above-referenced Sections where the following were referenced in describing conditions to the Offer:
•	distribution to us of approximately $890 million from certain of our subsidiaries, including approximately $175 million and $680 million from Mirant Americas Generation, LLC and Mirant Asia-Pacific Limited, respectively, and approximately $35 million from other subsidiaries, such statements are hereby amended to refer to the following:

•	distribution to us of approximately $950 million from certain of our subsidiaries, including approximately $175 million and $740 million from Mirant Americas Generation, LLC and Mirant Asia-Pacific Limited, respectively, and approximately $35 million from other subsidiaries.
Forward- Looking Statements, first bullet-point item
     The reference to distributions by Mirant Americas Generation, LLC and Mirant Asia-Pacific Limited of approximately $175 million and $680 million, respectively is hereby amended to refer to distributions by Mirant Americas Generation, LLC and Mirant Asia-Pacific Limited of approximately $175 million and $740 million, respectively.

ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is hereby amended by adding the following exhibits:

(b)(2) *
USD700,000,000 Credit Agreement among Mirant Asia-Pacific Limited, as Guarantor, Mirant Sweden International Ab (Publ), as Borrower, the several lenders from time to time parties thereto, and Credit Suisse, Singapore Branch, as Facility Agent, dated as of July 31, 2006

(b)(3) *	Guaranty Agreement, made by Mirant Asia-Pacific Limited in favor of Credit Suisse, Singapore Branch, as Facility Agent, dated as of July 31, 2006

*	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2006	MIRANT CORPORATION
	By:	/s/ Thomas Legro
		Name:	Thomas Legro
		Title:	Senior Vice President and Controller

Exhibit Index

(a)(1)(A)	Offer to Purchase dated July 12, 2006 (Designated on Schedule TO filed on July 12, 2006 as Exhibit (a)(1)(A))
(a)(1)(B)	Letter of Transmittal (Designated on Schedule TO filed on July 12, 2006 as Exhibit (a)(1)(B))
(a)(1)(C)	Notice of Guaranteed Delivery (Designated on Schedule TO filed on July 12, 2006 as Exhibit (a)(1)(C))
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 12, 2006 (Designated on Schedule TO filed on July 12, 2006 as Exhibit (a)(1)(D))
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 12, 2006 (Designated on Schedule TO filed on July 12, 2006 as Exhibit (a)(1)(E))
(a)(2)	Not Applicable
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(a)(5)(A)	Press Release, dated July 11, 2006 (Designated on Schedule TO filed on July 11, 2006)
(a)(5)(B)	Summary Advertisement dated July 12, 2006 (Designated on Schedule TO filed on July 12, 2006 as Exhibit (a)(5)(B))
(a)(5)(C)	Text of Q & A posted on the Company’s website regarding the Offer (Designated on Amendment No. 1 to Schedule TO filed on July 14, 2006 as Exhibit(a)(5)(C))
(a)(5)(D)
Transcript of Interactive Voice Response Recording for the Company’s Stockholder Services phone line regarding the Offer (Designated on Amendment No. 1 to Schedule TO filed on July 14, 2006 as Exhibit(a)(5)(D))

(a)(5)(E)	Transcript of the Company's earnings conference call on August 9, 2006. (Designated on Amendment No. 2 to Schedule TO filed on August 9, 2006 as Exhibit(a)(5)(E))
(b)
Amended and Restated Term Facility Commitment Letter between Mirant Asia-Pacific Limited and Credit Suisse, Singapore Branch dated July 10, 2006 (Designated on Schedule TO filed on July 12, 2006 as Exhibit (b))

(b)(2) *
USD700,000,000 Credit Agreement among Mirant Asia-Pacific Limited, as Guarantor, Mirant Sweden International Ab (Publ), as Borrower, the several lenders from time to time parties thereto, and Credit Suisse, Singapore Branch, as Facility Agent, dated as of July 31, 2006

(b)(3) *	Guaranty Agreement, made by Mirant Asia-Pacific Limited in favor of Credit Suisse, Singapore Branch, as Facility Agent, dated as of July 31, 2006
d(1)	Amended and Restated Joint Chapter 11 Plan of Reorganization for Registrant and its Affiliated Debtors (Designated on Form 8-K filed December 15, 2005 as Exhibit 2.1)
d(2)	2005 Omnibus Incentive Compensation Plan (Designated on Form 8-K filed January 3, 2006 as Exhibit 10.1)
d(3)	Form of Stock Option Award Agreement (Designated on Form 8-K filed January 18, 2006 as Exhibit 10.1)
d(4)	Form of Restricted Stock Unit Award Agreement (Designated on Form 8-K filed January 18, 2006 as Exhibit 10.2)
d(5)	Form of Amended and Restated Mirant Services Supplemental Executive Retirement Plan (Designated on Form 10-K filed March 11, 2002 as Exhibit 10.31)
d(6)	Form of First Amendment to the Amended and Restated Mirant Services Supplemental Executive Retirement Plan (Designated on Form 10-K filed March 11, 2002 as Exhibit 10.61)

d(7)	Form of Second Amendment to the Amended and Restated Mirant Services Supplemental Executive Retirement Plan (Designated on Form 10-K filed March 11, 2002 as Exhibit 10.62)
d(8)	Form of Third Amendment to the Amended and Restated Mirant Services Supplemental Executive Retirement Plan (Designated on Form 10-Q filed October 28, 2003 as Exhibit 10.86)
d(9)	Form of Fourth Amendment to the Amended and Restated Mirant Services Supplemental Executive Retirement Plan (Designated on Form 10-K filed March 15, 2005 as Exhibit 10.42)
d(10)	Form of Amended and Restated Mirant Corporation Deferred Compensation Plan for Directors and Select Employees (Designated on Form 10-K filed March 11, 2002 as Exhibit 10.55)
d(11)	First Amendment to the Mirant Corporation Deferred Compensation Plan for Directors and Select Employees (Designated on Form 10-K filed March 11, 2002 as Exhibit 10.56)
d(12)	Second Amendment to the Mirant Corporation Deferred Compensation Plan for Directors and Select Employees (Designated on Form 10-Q filed October 27, 2003 as Exhibit 10.87)
d(13)	Third Amendment to the Mirant Corporation Deferred Compensation Plan for Directors and Select Employees (Designated on Form 10-K filed March 15, 2005 as Exhibit 10.43)
d(14)	Fourth Amendment to the Mirant Corporation Deferred Compensation Plan for Directors and Select Employees (Designated on Form 10-K filed March 14, 2006 as Exhibit 10.22)
d(15)	2006 Mirant Corporation Deferred Compensation Plan (Designated on Form 10-K filed March 14, 2006 as Exhibit 10.23)
d(16)	Form of Mirant Services Supplemental Benefit Plan (Designated on Form 10-K filed March 11, 2002 as Exhibit 10.57)
d(17)	First Amendment to the Mirant Services Supplement Benefit Plan (Designated on Form 10-K filed March 11, 2002 as Exhibit 10.58)
d(18)	Second Amendment to the Mirant Services Supplemental Benefit Plan (Designated on Form 10-K filed April 30, 2003 as Exhibit 10.72)
d(19)	Third Amendment to the Mirant Services Supplemental Benefit Plan (Designated on Form 10-K filed March 15, 2005 as Exhibit 10.40)
d(20)	Fourth Amendment to the Mirant Services Supplemental Benefit Plan (Designated on Form 10-K filed March 14, 2006 as Exhibit 10.28)
d(21)	Employment Agreement between Registrant and PersonNameGivenNameRobert middlenameM. SnEdgell (Designated on Form 8-K filed March 4, 2006 as Exhibit 10.1)
d(22)	Employment Agreement between Registrant and PersonNameGivenNameWilliam Snvon Blasingame (Designated on Form 8-K filed December 1, 2005 as Exhibit 10.2)
d(23)	Employment Agreement between Registrant and GivenNameJames V. Iaco (Designated on Form 8-K filed November 4, 2005 as Exhibit 10.1)
d(24)	Employment Agreement between Registrant and PersonNameGivenNameS. middlenameLinn SnWilliams (Designated on Form 8-K filed November 4, 2005 as Exhibit 10.2)
d(25)	Employment Agreement between Registrant and PersonNameGivenNameEdward middlenameR. SnMuller (Designated on Form 8-K filed October 3, 2005 as Exhibit 10.1)
d(26)	2006 Short-term Incentive Plan Description (Designated on Form 10-K filed March 14, 2006 as Exhibit 10.55)
d(27)	2006 Named Executive Officer Base Compensation and Short-term Incentive Targets (Designated on Form 10-K filed March 14, 2006 as Exhibit 10.56)
d(28)	Mirant Corporation 2006 Non-Employee Directors Compensation Plan (Designated on Form 8-K filed May 10, 2006 as Exhibit 10.1)
(g)	Not Applicable
(h)	Not Applicable

*	Filed herewith.